COMMENTS RECEIVED ON 05/06/2025

FROM KIM McMANUS

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Treasury Digital Fund

POST-EFFECTIVE AMENDMENT NO. 75

1)  C:

 The Staff requests we confirm the compliance policies and procedures of the fund and the fund’s transfer agent address the use of the blockchain-integrated recordkeeping system and that the fund’s Board of Trustees has approved these compliance policies and procedures.

    R:

 As noted in the fund’s prospectus, the fund’s transfer agent will maintain the official record of share ownership of the OnChain class in book-entry form, using the transfer agent’s existing recordkeeping systems. Ownership of the OnChain class will also be recorded secondarily on a public blockchain. In the event of any discrepancy, the records reflected on the transfer agent’s official recordkeeping systems will control. Consistent with Rule 38a-1, the fund’s Board of Trustees has previously determined that the fund’s and the transfer agent’s compliance policies and procedures are reasonably designed to prevent violations of the federal securities laws and approved the compliance policies and procedures of the fund and the transfer agent. The fund and the transfer agent have also adopted supplemental controls for recording ownership of the OnChain class on the blockchain and for the reconciliation of the blockchain-based records with the transfer agent’s official records.

2)  C:

The Staff requests we identify any relationship between any Fidelity entity or Fidelity fund and the sponsor of the Ethereum network or the native digital asset itself and address whether the fund’s use of the Ethereum network may give rise to a prohibited affiliated transaction under
   Section 17(d) of the 1940 Act.

R:

The Ethereum blockchain network is not owned, controlled or sponsored by any particular individual, entity or person. The fund’s transfer agent selected the Ethereum blockchain network based on its underlying protocols and governance. From time to time or in the future, the Adviser and its affiliates, on behalf of their clients (including other funds managed or sponsored by the Adviser or its affiliates) or for their own accounts, may purchase, sell or hold ether (the native digital asset of the Ethereum network) and other cryptocurrencies as well as derivative instruments that reference ether and other cryptocurrencies. In the future, other funds managed or sponsored by the Adviser or its affiliates may use the Ethereum network for recording share ownership. We do not believe that the Adviser, the fund or their affiliates have any relationships that would give rise to a prohibited joint transaction under Section 17(d) of the 1940 Act with respect to the Ethereum network or its native digital asset.

3)

“Fund Summary” (prospectus)
“Fee Table”

“Based on estimated amounts for the current fiscal year.”

C:

The Staff requests we explain in correspondence the reason for including footnote A.

R:

Although the fund is not a “New Fund” as defined in Instruction 6 of Item 3 of Form N-1A, the “Other expenses” line items of the fee table includes certain fees and expenses that are expected to be incurred in different amounts by this class as compared to the other share class of the fund. Therefore, we believe it is appropriate to note that these fees and expenses are based on estimated amounts for the current fiscal year because this class has not begun incurring these fees and expenses.

4)

“Investment Details” (prospectus)
“Use of Blockchain”

C:

The Staff notes the discussion of blockchain-related risks on page 8 of the Prospectus. Given the fund’s use of the blockchain is integral to its operation, the Staff requests we identify the risks on page 8 as principal risks of the fund pursuant to Item 9(c) of Form N-1A and provide summary disclosure regarding these risks pursuant to Item 4(b) or supplementally explain to the Staff why it is appropriate not to do so. Please also ensure the prospectus describes risks related to a fork of the blockchain, including that such an event would result in two competing blockchains with different native crypto assets and sets of users.

R:

As noted in our response to Comment #1 above, the fund’s transfer agent will maintain the official record of share ownership of the OnChain class in book-entry form. At this time, the digital representation of ownership of the OnChain class on a public blockchain will be supplemental and secondary to, and will not impact or otherwise alter, the official ownership records maintained by the transfer agent in traditional book-entry form. We further note that only wallets that are created and approved by the transfer agent are authorized to purchase, redeem and hold OnChain class shares of the fund. At this time, investors may not hold their fund shares in any other wallet, and the private key associated with an investor’s wallet will be held by the transfer agent, subject to controls that are intended to reduce the likelihood of erroneous or impermissible transactions. As such, at this time, we do not believe that the risks associated with the use of blockchain rise to the level of being principal risks of the fund. As the Staff indicates, the fund’s prospectus and statement of additional information include disclosure of the risks associated with the use of blockchain, including certain risks that would only be relevant in the future if the transfer agent maintains and records share ownership of the OnChain class primarily or exclusively on a blockchain – at which time, the fund’s prospectus would be revised to appropriately describe the principal risks associated with the OnChain class’s use of blockchain.

5)

“Investment Details” (prospectus)
“Use of Blockchain”

C:

The Staff requests we explain in correspondence whether investors will be permitted to invest in any type of digital assets (other than fund shares and ether) through their blockchain wallet provided by the transfer agent. Please also confirm that no fees are charged for use of a blockchain wallet.

R:

At this time, investors will not be permitted to invest in any type of digital assets (other than fund shares and ether) through their transfer agent-provided blockchain wallet. In the future, investors may be permitted to invest in other digital assets through their transfer agent-provided blockchain wallet, but there is no intention to permit such investments at this time. At this time, investors are not charged any fees for the use of their transfer agent-provided blockchain wallets.

6)

“Investment Details” (prospectus)
“Use of Blockchain”

“Public blockchain networks require the payment of certain transaction fees to validate a transaction on the applicable network. These fees are typically paid in the native digital asset (ether, in the case of Ethereum) for the operation of the blockchain network. Such transaction fees are intended to protect the blockchain networks from frivolous or malicious computational tasks.”

C:

The Staff requests we revise the disclosure to clarify the party that will be responsible for paying the transaction fees related to the validation of transactions on the Ethereum blockchain network. If appropriate, and in accordance with the requirements of Form N-1A, disclose these fees in the fund’s fee table as other expenses.

R:

We will revise the prospectus and statement of additional information to clarify that, at this time, the transaction fees associated with validating transactions on the Ethereum or any other blockchain network will be borne by the Adviser or its affiliates and investors will not be required to purchase any ether (or any other native digital asset) prior to opening and funding a fund account. In the future, if investors will be responsible for these fees, we will update the prospectus and statement of additional information accordingly.

The prospectus will be modified as follows:

“Public blockchain networks require the payment of certain transaction fees to validate a transaction on the applicable network. These fees are typically paid in the native digital asset (ether, in the case of Ethereum) for the operation of the blockchain network. Such transaction fees are intended to protect the blockchain networks from frivolous or malicious computational tasks. At this time, the transaction fees associated with validating transactions on the Ethereum or any other blockchain network will be borne by the Adviser or its affiliates. In the future, investors may be responsible for these fees, for some or all of their transactions involving fund shares.”

The statement of additional information will be modified as follows:

“The Ethereum network’s transactions are verified on the Ethereum blockchain through a process called “proof-of-stake.” In proof-of-stake, users (referred to as “validators”) stake a minimum amount of capital in the form of the native digital asset (e.g., ether) into a smart contract, or computer program, stored on the network. Consensus algorithms, such as proof-of-stake and proof-of-work (used by other blockchain networks), are integral to ensuring that transactions are verified and recorded securely without a central authority.

At this time, the transaction fees associated with validating transactions on the Ethereum or any other blockchain network will be borne by the Adviser or its affiliates. In the future, investors may be responsible for these fees, for some or all of their transactions involving fund shares.”

7)

“Investment Details” (prospectus)
“Use of Blockchain”

C:

The Staff requests we explain supplementally whether the fund or any fund affiliate will receive compensation for validating transactions on the Ethereum network or otherwise developing the fund on such network.

R:

Neither the fund, the Adviser nor their affiliates will receive compensation for developing the fund on the Ethereum network. In addition, the fund will not invest in ether or any other cryptocurrency and will not receive compensation for validating transactions on the network. However, as discussed in our response to Comment #2 above, from time to time or in the future, the Adviser and its affiliates, on behalf of their clients (including other funds managed or sponsored by the Adviser or its affiliates) or for their own accounts, may purchase, sell or hold ether and may seek to generate additional “rewards” in such accounts by “staking” their ether (generally by delegating through the custodian a portion of their ether to one or more unaffiliated “validators”). “Staking” is used on the Ethereum and other blockchain networks that use “proof-of-stake” as a consensus mechanism, which generally refers to the process of validating transactions on and maintaining the integrity of the network. Participants that engage in staking activities receive rewards in the form of ether. For transactions on the Ethereum network (including transactions in fund shares), validators are chosen at random. To the extent a validator to whom staking has been delegated by the Adviser or its affiliates on behalf of such accounts is chosen to validate, and successfully validates, a transaction on the Ethereum network, such validator may, like any other validator on the Ethereum network, receive staking rewards for such successful validation in the ordinary course of the operation of the Ethereum network and may share such rewards with the Adviser or its affiliates for such accounts.

8)

“Investment Details” (prospectus)
“Use of Blockchain”

C:

The Staff requests we disclose whether shareholders will be required to purchase any ether prior to opening and funding a fund account.

R:

Please see our response to Comment #6 above.

9)

“Power of Attorney" (Part C)

C:

The Staff requests we update the Power of Attorney dated January 2023.

R:

The Power of Attorney dated as of January 26, 2023 and included as an exhibit to the fund’s registration statement remains current and has not been revoked. As such, no updated Power of Attorney is required.

FOLLOW-UP COMMENT RECEIVED ON 06/23/2025

FROM KIM McMANUS

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Treasury Digital Fund

POST-EFFECTIVE AMENDMENT NO. 75

1)

“Investment Details” (prospectus)
“Use of Blockchain”

“Public blockchain networks require the payment of certain transaction fees to validate a transaction on the applicable network. These fees are typically paid in the native digital asset (ether, in the case of Ethereum) for the operation of the blockchain network. Such transaction fees are intended to protect the blockchain networks from frivolous or malicious computational tasks.”

C:

The Staff requests we revise to disclose that investors will not be required to purchase Ether or any other digital asset prior to opening and funding an account.

R:

As previously noted, our proposed disclosure in the prospectus and statement of additional information will clarify that, at this time, the Adviser or its affiliates will bear the transaction fees associated with validating transactions on the Ethereum or any other blockchain network and that, in the future, investors may be responsible for these fees. Accordingly, we respectfully submit that no further clarification is needed to address the Staff’s comment, as the proposed language encompasses the concept that investors are not required to purchase any digital assets to pay such fees prior to opening and funding an account.